Exhibit 99.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Midas Gold Corp. (“Midas Gold” or the “Corporation”) for the quarter ended March 31, 2019. This MD&A should be read in conjunction with Midas Gold’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) and the MD&A of Midas Gold for the year ended December 31, 2018. Additional corporate information, including Midas Gold’s most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.midasgoldcorp.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at May 6, 2019.

OVERVIEW

Midas Gold was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to locate, acquire and develop mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho (the “District”). The Corporation’s common shares trade on the Toronto Stock Exchange (“TSX”). The corporate office of Midas Gold is located at 890 - 999 West Hastings St, Vancouver, BC, V6C 2W2, Canada.

QUARTER HIGHLIGHTS

On January 31, 2019, the Corporation announced that it has appointed Jaimie Donovan to its Board of Directors, replacing Mark Hill, who resigned as Barrick’s representative from the Company’s Board.

On March 25, 2019, the Corporation announced that it amended the investor rights agreement dated May 16, 2018 (“IRA”) entered into with Barrick Gold Corporation (“Barrick”) in conjunction with Barrick’s US$38 million investment in Midas Gold completed in May 2018. These amendments were made at Midas Gold’s request and are designed to increase financing flexibility and options for Midas Gold, including a commitment by Barrick to provide a lead order.

After several updates to the permitting schedule during the previous year, on January 29, 2019, the Corporation announced that it has been advised that the US Forest Service (“USFS”) anticipates issuing a draft EIS for public comment in Q3 2019, with a Final Environmental Impact Statement (“EIS”) and Draft Record of Decision (“ROD”) in Q2 2020 and a Final ROD in Q3 2020. On April 2, 2019, the Corporation announced that it had been advised that the USFS anticipates issuing a draft EIS for public comment in late Q4 2019, with a Final EIS and Draft ROD in Q3 2020 and a Final ROD in late Q4 2020. This updated schedule incorporates the impacts of the partial shutdown of the federal government and additional modelling of alternatives requested by the regulators. The USFS will continue to issue quarterly updates to the anticipated schedule as the process advances.

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Also during the quarter, on March 12, 2019, the Corporation announced that it filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. Subsequent to the quarter, on April 4, 2019, the Corporation announced that it had filed a final short-term Shelf Prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The Shelf Prospectus will allow Midas Gold to offer and issue up to C$200 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the “Securities”) during the next 25-months. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, which would be set forth in a subsequently filed prospectus supplement. The Company filed the Shelf Prospectus to provide future financial flexibility as it advances its flagship Stibnite Gold Project but had not determined whether to undertake an offering of Securities.

In connection with the Shelf Prospectus filings, the Corporation also filed an amended technical report entitled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho” dated effective December 8, 2014 and amended March 28, 2019 (the “PFS”). Amendments to the PFS include changes to clarify that the mineral resource estimate is consistent with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 (with no resulting changes to the mineral resource estimate in the PFS), and to remove the comparison of the 2012 preliminary economic assessment.

Subsequent to the quarter, on April 16, 2019, the Corporation announced it had provided an initial cash grant of $100,000 and issued 1.5 million common shares in the capital of the Company (the “Foundation Shares”), valued at US$877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation (the “Foundation”) were made in accordance with the Company’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement, details of which can be found in the Company’s December 4, 2018 news release. The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Midas Gold Idaho and eight communities and counties throughout the West Central Mountains region of Idaho.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “budget”, “estimates”, “intends”, “anticipates”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation's expectations; that the current exploration, development, environmental and other objectives concerning the Project can be achieved and that the Corporation's other corporate activities will proceed as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

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The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Corporation's public disclosure record, such risks and other factors include, among others, the risks and uncertainties set out under the heading “Risks and Uncertainties” in this MD&A.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to forward-looking information contained in this MD&A to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

2019 OUTLOOK AND GOALS

During 2019, Midas Gold’s objectives are to continue to advance the permitting process for the Stibnite Gold Project under National Environmental Policy Act and, in parallel, to advance the technical work and studies needed to support the completion of a feasibility study for the Project. In conjunction with the foregoing, Midas Gold will continue to engage and consult with regulators, communities, tribes and other stakeholders in respect of the concepts for the Project set out in the Plan of Restoration and Operations (“PRO”) in order to ensure that plans for the restoration and redevelopment of the Project addresses concerns and issues to the extent environmentally, technically and commercially feasible.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended
	Mar 31, 2019	Mar 31, 2018
EXPENSES
Consulting	$-	$42,426
Corporate salaries and benefits	202,797	86,298
Depreciation	66,505	78,075
Directors’ fees	28,949	32,565
Exploration and evaluation	5,590,654	5,797,299
Office and administrative	61,520	73,178
Professional fees	62,927	18,606
Share based compensation	768,878	507,465
Shareholder and regulatory	110,172	106,271
Travel and related costs	34,142	24,653
OPERATING LOSS	$6,926,544	$6,766,836

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative	$(168,996)	$311,381
Change in fair value of Convertible Note Derivative	(8,408,769)	24,568,934
Finance costs	649,328	609,786
Foreign exchange loss/(gain)	1,181,697	(1,880,420)
Interest income	(156,450)	(48,201)
Total other (income)/expenses	$(6,903,190)	$23,561,480

NET LOSS AND COMPREHENSIVE LOSS	$23,354	$30,328,316

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Net loss and comprehensive loss for Midas Gold for the three-month period ending March 31, 2019 was nil compared with a loss of $30.3 million for the corresponding period of 2018. This $30.4 million change for the three months was primarily attributable to a $33.5 million increase in non-cash gains related to the change in the fair value of the Convertible Note Derivative and warrant liability, a $0.3 million decrease in exploration and evaluation expenses and a $0.1 million increase in interest income. These gains were partially offset by a $3.1 million increase in foreign exchange losses, a $0.3 million increase in stock-based compensation as compared to the prior period and a $0.1 million increase in corporate salaries and benefits. As noted above, for the three months ended March 31, 2019, the Corporation’s main focus was the continued evaluation and advancement of the Stibnite Gold Project. An analysis of each line item follows.

Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the current quarter is lower than the comparable period in 2018 as a result of consulting services ensuring compliance with the Convertible Notes during the previous quarter.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily Canadian corporate employees. Salaries and benefits for the quarter ended March 31, 2019 were higher than in prior year due to the timing and amount of short term incentive accruals.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the current quarter is lower than the comparable period in the previous year due to equipment being fully depreciated.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the Chair of the Board, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. This expense for the current quarter is consistent with the comparable quarter in the previous year.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and sustainability costs. A partial shut-down of the US government in the beginning of the year stalled work in January, resulting in a $0.3 million decrease in expenditures over the prior period, primarily in the engineering department. Additional details of expenditures incurred are as follows:

	Three Months Ended
	March 31, 2019	March 31, 2018
Exploration and Evaluation Expenditures
Consulting and labour cost	$1,135,672	$1,153,164
Drilling	-	187,492
Field office and drilling support	390,321	424,861
Engineering	889,833	1,348,840
Permitting, environmental and reclamation	2,698,923	2,570,170
Legal and sustainability	475,905	112,772
Exploration and Evaluation Expense	$5,590,654	$5,797,299

Office and Administrative

This expense is predominantly the maintenance of an office in Vancouver, BC and insurance policies for both the Vancouver and US offices. The costs for the quarter ended March 31, 2019 are comparable to the comparative period in the prior year.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the quarter ended March 31, 2019 are higher than the comparative period in the prior year primarily due to Corporation’s decision to have its quarterly Financial Statements reviewed by its auditor and additional legal costs for the quarter.

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Share Based Compensation

This expense is due to the compensation of directors, officers, employees and consultants that are share based. This expense for the current quarter is $0.3 million more than the comparative period in 2018 due to 0.9 million additional options granted during Q1 2019 and an increase in stock price over the previous quarter. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s condensed consolidated interim financial statements for the quarter ended March 31, 2019.

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the current quarter is consistent with the comparative period from the prior year.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants whilst undertaking business on behalf of the Corporation. The expense for the current quarter is comparable to the same quarter in the previous year.

Change in Fair Value of Warrant Derivative

The Corporation has issued warrants and finder’s options in various financing transaction since 2013, all with exercise prices denominated in Canadian dollars. The Corporation determined that warrants and finder’s options with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Midas Gold will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 5 in the Financial Statements).

Change in Fair Value of Convertible Note Derivative Liability

The Corporation issued unsecured Convertible Notes with an interest rate of 0.05% per annum in March 2016 with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The Convertible Note derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 7 in the Financial Statements).

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the Convertible Note Derivatives described above as well as interest expense on lease liabilities resulting from the implementation of IFRS 16 in the current quarter. These costs are higher than the comparable period in the previous year primarily due to the compounding interest on the principle balance of Convertible Notes.

Foreign Exchange

This gain is a result of the translation of the Corporation’s Canadian dollar denominated balances as at March 31, 2019, primarily on the Convertible Note and the Convertible Note Derivative. The Corporation experienced a foreign exchange loss in the current quarter as compared to the comparative quarter in the prior year due to the change in the value of the Canadian dollar compared to the US dollar.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income increased in the current quarter compared to the comparative period in the prior year as a result of lower average cash balances.

Balance Sheet

An analysis of the March 31, 2019 and December 31, 2018 balance sheets of the Corporation follows.

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Total Assets

Total assets decreased during the three months ended March 31, 2019 from $102.0 million to $96.8 million primarily as a result of cash used in operations to fund the Stibnite Gold Project.

Equity

Equity increased during the three months ended March 31, 2019 from $26.7 million to $27.7 million primarily as a result of stock options issued under the Corporation’s Stock Option Plan and the loss for the current quarter.

Total Liabilities

Total liabilities decreased during the three months ended March 31, 2019 from $75.3 million to $69.1 million, primarily as a result of the change in fair value of the Convertible Note derivative, which decreased from $48.5 million at December 31, 2018 to $40.9 million in the current quarter. The Convertible Note derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

Cash Flows

Midas Gold’s net change in cash and cash equivalents for the three months ended March 31, 2019 was an outflow of $5.3 million (2018 – $6.9 million inflow). The outflows from operating activities during the quarter were slightly offset by inflows from investing and financing activities.

For the three months ended March 31, 2019, operating cash outflows were $5.7 million (2018 - $7.2 million), investing cash inflows were $0.1 million (2018 - nil) and financing cash inflows were $0.2 million (2018 - $0.4 million).

QUARTERLY RESULTS

The net loss and comprehensive loss of Midas Gold for the previous eight calendar quarterly periods is tabulated below.

Quarter Ended	Revenue	Net Loss & Comprehensive Loss	Basic & Diluted Loss per Share	Total Assets	Long Term Liabilities	Cash Dividend
	$	$	$	$	$	$
March 31, 2019		(23,354)	0.00	96,818,816	65,508,948
December 31, 2018	-	(5,995,672)	(0.03)	101,950,530	71,913,461	-
September 30, 2018	-	(3,092,514)	(0.01)	109,212,038	73,472,963	-
June 30, 2018	-	(7,871,484)	(0.04)	115,434,602	76,695,238	-
March 31, 2018	-	(30,328,316)	(0.16)	83,701,538	76,007,461	-
December 31, 2017	-	(4,012,506)	(0.02)	90,641,162	52,762,758	-
September 30, 2017	-	(2,948,146)	(0.02)	97,010,277	57,075,780	-
June 30, 2017	-	(655,226)	(0.00)	103,230,928	60,255,582	-

The Corporation has had relatively consistent operating losses over the past eight quarters, the most significant variances to the net loss and comprehensive loss is the change in the fair value of the warrant derivative, the Convertible Note Derivative and foreign exchange losses on the Convertible Note and Convertible Note Derivative. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liability includes the Convertible Note Derivative, which is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

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CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Midas Gold consist primarily of cash and liquid short-term investments. As at March 31, 2019, Midas Gold had cash and equivalents totaling approximately $24.6 million, approximately $0.6 million in other current assets and $3.3 million in trade and other payables. With its current capital resources, Midas Gold has sufficient funds to continue to advance the Stibnite Gold Project towards completion of a feasibility study and to continue to advance the regulatory process related to permitting for mine development, but additional funding will be required to complete this work. During 2019 and beyond, Midas plans to:

•	Continue engaging with Project stakeholders to provide those stakeholders with the opportunity for better understanding of the Project concepts and to provide a forum for such stakeholders to provide further input into the Project, possible options and alternatives;
•	Continuing to collect environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;
•	Continuing to advance the Project towards completion of a Feasibility Study;
•	Continuing to advance the regulatory process for the restoration and redevelopment of the Project, including the repair of legacy impacts and operation of a modern mining and processing facility that would provide a social and economic benefit to the local community and restoration of the Project site.

Midas Gold has a current liability of $0.3 million related to the warrant derivative. There are no circumstances under which Midas Gold will be required to pay any cash upon exercise or expiry of the warrants (see Note 5 in the Interim Financial Statements).

Midas Gold has long term liabilities of $65.4 million related to the Convertible Notes and the related embedded derivative. The Convertible Note derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $40.9 million Convertible Note Derivative upon conversion of the Convertible Notes (see Notes 7 and 8 in the Financial Statements).

Midas Gold does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity and its revised IRA with Barrick, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project through 2019, but will require additional funding to continue to finalise permitting of the Project in 2020 and beyond. Since expenditures post 2019 include discretionary items, reprioritization would allow the Corporation to meet its administrative and overhead requirements by deferring certain of these discretionary expenditures.

Contractual Obligations

Office Rent

The Corporation currently has two lease agreements for office space that are considered short-term in nature and therefore not included in the implementation of IFRS 16 and included on the statement of financial position. The total rent obligation over the next five years is $89,710 with all due within one year.

Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $235,000 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $168,000 bond related to the Corporation’s exploration activities.

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q4 2020 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

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Option Payments on Mining Claims

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect, which is part of the Project, in order to maintain an option to purchase to obtain title to these claims. As at March 31, 2019, the remaining option payments due on the Cinnabar property are $120,000, which will be paid over the next three years. The agreement includes an option to extend up to 20 years.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off balance sheet arrangements as of March 31, 2019 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the quarters ended March 31, 2019 and 2018, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	March 31, 2019	March 31, 2018
Salaries and benefits	$184,266	$222,734
Share based compensation	205,114	184,903
	$389,380	$407,637

During the comparative period in the previous year, Bob Barnes retired from his role as Chief Operating Officer and therefore is no longer considered key management, however, he continues to serve the company in other capacities. No post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the three-month periods ended March 31, 2019 and 2018.

There were no balances outstanding with related parties at March 31, 2019.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation and its subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of March 31, 2019, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation acquired these rights under the 1872 Mining Law through a combination of transactions and staking and holds a portion under an option agreement. Bureau of Land Management payment in lieu of assessment claim rental fees, filings and the claims are all in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the quarter.

Permitting for Development

On December 13, 2016, the USFS reported that it had determined that the PRO filed by Midas Gold Idaho, Inc. on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations allowing the USFS to commence the formal review of the Project under the National Environmental Policy Act ("NEPA"). The USFS completed public scoping under NEPA during the third quarter of 2017 and the regulatory and cooperating agencies are conducting reviews of the information provided by Midas Gold in its plan of restoration and operations and analyses of alternatives as required under NEPA. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state and local agencies under a memorandum of understanding entered into in September 2017.

District Exploration

No drilling was completed during the reporting period. Other activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources to support value engineering design, metallurgical programs and environmental studies for the Feasibility Study and permitting.

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Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity, and related environmental effects, spanning nearly 100 years from the early 1900s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and effects remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ended December 31, 2018 and December 31, 2017, the prospectus dated June 30, 2011 and the short form prospectus dated March 8, 2012. The Corporation is, and in future will continue to be, subject to federal, state and local statutes, rules and regulations related to, among other things, environmental protection, site access and construction activities. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and state law have been taken by the U.S. Environmental Protection Agency (“EPA”), the USFS and the Idaho Department of Environmental Quality against historic mining operators. All of these regulatory activities and related clean-up programs pre-date any ownership or activity by the Corporation. Prior to its acquisitions in the District, the Corporation conducted appropriate due diligence, comprising formal assessments of the properties comprising the Project, in order to avoid potential CERCLA liabilities related to past disturbance and to maintain its status as a bona fide prospective purchaser (“BFPP”) under CERCLA. The Corporation continues to discharge its continuing obligations in the District in order to maintain its landowner liability protection.

Consent Decrees under CERCLA

Several of the patented lode and mill site claims acquired by subsidiaries of Midas Gold in the areas of the West End mill site claims previously used for processing operations are subject to a consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Midas Gold are also subject to a consent decree between the previous owner of those claims and the United States, which imposes certain obligations on that previous owner, including that the previous owner will cooperate with the U.S. Environmental Protection Agency and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

Plans for the Environmental Issues

The Corporation expects that the issue of existing environmental concern will be addressed as part of the permitting process for future mining operations. The Corporation recognizes the need to maintain the current designated uses, to improve water quality, enhance wildlife and aquatic habitat where practicable and to reduce sediment loads in the Project area wherever feasible as a component of its ongoing activities, in addition to providing for future mining activities, should they occur.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

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Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivative, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance decreased from $29,886,558 million at December 31, 2018 to $24,563,911 at March 31, 2019. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2018, with the exception of the warrant derivative and the change in fair value of the Convertible Note Derivative, which are discussed in Results of Operations.

OUTSTANDING SHARE DATA

	May 6, 2019	March 31, 2019
Common shares issued and outstanding	237,281,773	235,781,773
Options outstanding	19,286,500	19,325,125
Warrants outstanding	2,000,000	2,000,000
Shares issuable on conversion of Convertible Note	140,955,666	140,955,666
Total	399,523,939	398,062,564

DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated the design effectiveness of its DC&P and ICFR and concluded that, as of March 31, 2019, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended March 31, 2019 which have materially affected, or are reasonably likely to materially affect, ICFR.

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EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector.  Midas Gold reports that for the three months ended March 31, 2019, it has made payments of fees and taxes, as defined by the Act, of US$114,520, to the government entities of the below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2019 Q1	Nez Perce Tribe	Nez Perce tribe Ethnographic Study	$50,000
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365

	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to on going IDEQ permitting	$11,155

	City of Riggins	Phase II donation for stage at city park in Riggins which will be utilized for multiple fundraising events in the community	$5,000
	Total		$114,520

USE OF PROCEEDS

The Company’s news release dated May 9, 2018 stated that the approximately US$38 million proceeds raised in the private placement with Barrick Gold Corporation would be used to advance the Stibnite Gold Project through to the completion of a feasibility study and permitting of the Project for redevelopment and restoration. The Company’s management discussion and analysis for the year ended December 31, 2018 clarified that in addition to advancing the Stibnite Gold Project, the proceeds from the private placement would be used for other working capital requirements. During the three month period ended March 31, 2019, the Company continued to use a portion of the proceeds from the private placement towards other working capital purposes and this has not had any material impact or variance on the advancement of the Project towards a feasibility study and permitting.

RISKS AND UNCERTAINTIES

Midas Gold is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Midas Gold’s failure to successfully address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Midas Gold cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of mineral resources and mineral reserves are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Midas Gold’s risks and uncertainties. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Midas Gold or in connection with the Corporation’s operations.

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Industry Risks

•	Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves.
•	Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.
•	Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.
•	Resource exploration and development is a high risk, speculative business.
•	Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Midas Gold’s control and any one of which may have an adverse effect on its financial condition and operations.
•	Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.
•	The quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty.
•	Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The Corporation’s Risks

•	Midas Gold will need to raise additional capital though the sale of its securities or other interests, resulting in dilution to the existing shareholders and, if such funding is not available, Midas Gold’s operations would be adversely affected.
•	Midas Gold has an obligation to repay the outstanding principal under the Convertible Notes issued in March 2016 by the seventh anniversary of their issuance unless previously converted into shares; on or before that date Midas Gold either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common share in accordance with the terms of the Convertible Notes.
•	Future sales of Midas Gold’s common shares into the public market by holders of Midas Gold options and warrants may lower the market price, which may result in losses to Midas Gold’s shareholders.
•	Midas Gold is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.
•	Midas Gold is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.
•	Midas Gold’s current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.
•	Midas Gold may face opposition from environmental non-governmental organizations (“NGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.
•	Midas Gold has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.
•	Midas Gold’s activities are subject to environmental liability.
•	Midas Gold faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Midas Gold may not be able to effectively compete.
•	Midas Gold’s future exploration efforts may be unsuccessful.
•	Midas Gold’s mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.
•	Midas Gold has a limited history as an exploration company and does not have any experience in putting a mining project into production.
•	Midas Gold expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Midas Gold’s common shares to decline.
•	Midas Gold’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

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•	Midas Gold’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.
•	Midas Gold depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.
•	Midas Gold does not have a full staff of technical people and relies upon outside consultants to provide critical services.
•	Certain Midas Gold directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
•	Midas Gold has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.
•	Midas Gold’s business involves risks for which Midas Gold may not be adequately insured, if it is insured at all.
•	A shortage of supplies and equipment could adversely affect Midas Gold’s ability to operate its business.
•	A cyber security incident could adversely affect Midas Gold’s ability to operate its business.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The mineral resources and mineral reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Midas Gold to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Midas Gold is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Midas Gold is not a SEC registered Corporation nor are any of its subsidiaries.

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